NO ACT

PE
2-4-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



10010720

March 4, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-4-10

Kathy L. Cox
Vice President and
Associate General Counsel
XTO Energy Inc.
810 Houston Street
Fort Worth, TX 76102-6298

Re: XTO Energy Inc.
Incoming letter dated February 4, 2010

Dear Ms. Cox:

This is in response to your letter dated February 4, 2010 concerning the shareholder proposal submitted to XTO by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Gerald R. Armstrong

*** FISMA & OMB Memorandum M-07-16 ***

March 4, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: XTO Energy Inc.
Incoming letter dated February 4, 2010

The proposal requests the board to adopt a policy providing shareholders the opportunity at each annual meeting to vote on an advisory resolution to ratify the compensation of the named executive officers listed in the Summary Compensation Table of the company's proxy statement.

There appears to be some basis for your view that XTO may exclude the proposal from its special meeting proxy materials under rule 14a-8(i)(1). We note that, in the opinion of your counsel, the proposal is not a proper subject under Delaware law for action by XTO's stockholders at the special meeting. Accordingly, we will not recommend enforcement action to the Commission if XTO omits the proposal from its special meeting proxy materials in reliance on rule 14a-8(i)(1).

We note that XTO did not file its statement of objections to including the proposal in its special meeting proxy materials at least 80 calendar days before the date on which it may file definitive proxy materials for the special meeting as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Reedich, Michael

From: Sparkman, Frances E. [fsparkman@morganlewis.com] on behalf of Yearsich, George G. [gyearsich@morganlewis.com]

Sent: Tuesday, February 23, 2010 12:33 PM

To: shareholderproposals

Cc: Kathy_Cox@xtoenergy.com

Subject: ATTN: Mike Reedich -- XTO Energy Inc.: Rule 14a-8 No-Action Request Regarding Shareholder Proposal Submitted by Gerald Armstrong

Mike,

This e-mail responds to your request for more information. With respect to the Delaware law opinion of Morgan, Lewis & Bockius LLP dated February 4, 2010 provided to XTO Energy Inc. in connection with the above-referenced no-action request, this is to confirm that a partner of the firm licensed to practice law in Delaware participated in the preparation and rendering of the opinion.

Frances E. Sparkman
Legal Secretary
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW | Washington, DC 20004
Direct: 202.739.5289 | Main: 202.739.3000 | Fax: 202.739.3001
fsparkman@morganlewis.com | www.morganlewis.com
Assistant to: George Yearsich and David Sirignano



1934 Act Section 14(a)
Rule 14a-8(i)(1)

February 4, 2010

BY HAND

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: XTO Energy Inc.: Omission of Stockholder Proposal of Gerald R. Armstrong

Ladies and Gentlemen:

On behalf of XTO Energy Inc., a Delaware corporation (the "Company"), we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits from its proxy statement and form of proxy (the "Special Meeting Proxy Materials"), for its upcoming special meeting of stockholders (the "Special Meeting") to be held for the sole purpose of the Company's stockholders voting on the merger (the "Merger") of the Company and Exxon Mobil Corporation, a stockholder proposal and statement of support (the "Proposal") submitted to the Company by Gerald R. Armstrong (the "Proponent"). A copy of the Proposal is enclosed.

We also have enclosed, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, five additional copies of this letter and the Proposal, and six copies of a legal opinion of Morgan, Lewis & Bockius LLP, special counsel to the Company. We are sending a copy of this letter to the Proponent as formal notice of the Company's intention to exclude the Proposal from the Special Meeting Proxy Materials.

The cover letter for the Proposal, received by the Company on December 17, 2009, submits the Proposal to the Company for consideration "at the coming annual meeting in 2010, or any special meeting of shareholders held prior to that meeting." The resolution in the Proposal reads as follows:

> That the shareholders of XTO ENERGY INC. request its Board of Directors to adopt a policy providing shareholders the opportunity at each annual meeting, to vote on an

XTO Energy Inc. • 810 Houston Street • Fort Worth, Texas 76102-6298 • (817) 870-2800 • Fax: (817) 870-1671



> advisory resolution, prepared by management, to ratify the compensation of the named-executive officers listed in the proxy statement's Summary Compensation Table.
>
> The proposal submitted to shareholders should clearly state that the vote is non-binding and would not affect any compensation paid or awarded any named-executive officer.

The Proposal may be omitted from the Special Meeting Proxy Materials under Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by the Company's stockholders at the Special Meeting under Delaware state law. The enclosed opinion from Morgan, Lewis & Bockiius LLP supports this conclusion.

Request for Waiver

The Company filed its preliminary Special Meeting Proxy Materials with the Commission on February 1, 2010. While the Company currently intends to file the definitive Special Meeting Proxy Materials as soon as reasonably practicable, the definitive Special Meeting Proxy Materials can only be filed and distributed to the Company's stockholders after completion of the Staff's review and after Exxon Mobil Corporation's registration statement on Form S-4, registering the Exxon Mobil Corporation shares to be issued in the Merger, is declared effective.

At this time, the Company anticipates that it may be filing the definitive Special Meeting Proxy Materials less than 80 days following the date of this letter. Over the last few weeks, the Company, through counsel, has attempted to negotiate with the Proponent with respect to his request that the Proposal be included in the Special Meeting Proxy Materials. After repeated attempts to reach the Proponent, counsel was finally able to discuss the matter with the Proponent on January 20, 2010. Since that time, and after repeated attempts by counsel to contact the Proponent in order to continue the discussions (including through telephone calls, faxes, and overnight mail), the Proponent has been unresponsive. Given the circumstances, including the timing of the announcement of the Merger, the Proponent's request that the Proposal be included in the Special Meeting Proxy Materials, the Company's efforts over the last few weeks to resolve this matter with the Proponent, and the uncertain timing of the Company's filing of its definitive Special Meeting Proxy Materials, we respectfully request that the Staff waive the Rule 14a-8(j) 80-day requirement in this case.



ANALYSIS

Background

On December 14, 2009, the Company and Exxon Mobil Corporation, a New Jersey corporation ("ExxonMobil"), announced that the Company, ExxonMobil, and ExxonMobil Investment Corporation, a Delaware corporation and direct wholly owned subsidiary of ExxonMobil ("Merger Sub"), had entered into a definitive Agreement and Plan of Merger, dated as of December 13, 2009 (the "Merger Agreement"). Pursuant to the Merger Agreement and subject to the conditions set forth therein, Merger Sub will merge with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of ExxonMobil.

The completion of the Merger is subject to certain conditions, including, among others, adoption of the Merger Agreement by the Company's stockholders. The Merger Agreement requires the Company to call, give notice of, convene and hold a stockholders meeting as soon as reasonably practicable "for the purpose of" obtaining such stockholder vote to adopt the Merger Agreement.

The Board of Directors of the Company has approved the Merger Agreement and recommended that the Company's stockholders adopt the Merger Agreement at the Special Meeting. The Board of Directors and the Chairman of the Board have called the Special Meeting – and the Company will notice it – for the sole purpose of Company stockholders voting to adopt the Merger Agreement. In the event that the Company holds an annual meeting of stockholders in 2010, it will consider the Proposal for inclusion in the proxy materials for such annual meeting.

The Proposal May Be Omitted From the Special Meeting Proxy Materials Under Rule 14a-8(i)(1) Because It Is Not a Proper Subject for Action at the Special Meeting Under Delaware State Law.

Under Rule 14a-8(i)(1), a stockholder proposal may be omitted from a company's proxy materials if it "is not a proper subject for action by shareholders under the laws of the jurisdiction of [the] company's organization." The Proposal is not a proper subject for action by Company stockholders at the Special Meeting under Delaware law because both Delaware law and the Company's Bylaws do not permit the Proponent to call a special meeting of stockholders, or to propose additional business for stockholder action at a special meeting duly called for a stated



purpose by others authorized to do so. In our case, the Company's Board of Directors and Chairman of the Board have called – and the Company will notice – the Special Meeting solely for the purpose of the stockholders voting to adopt the Merger Agreement, and the Company's Bylaws expressly prohibit the transaction of any business other than that noticed for the Special Meeting.

Under Section 211(d) of the Delaware General Corporation Law (the "DGCL"), special meetings of stockholders of Delaware corporations may be called by the board of directors or any other person authorized by a company's certificate of incorporation or bylaws. Under Section 2.4 of the Company's Bylaws, special meetings may be called only by the Chairman of the Board, the Chief Executive Officer or the President, or by the Board of Directors or the Secretary at the written request of holders of 80% or more of the voting power of the Company's outstanding common stock. In this case, the Proponent is not among the individuals authorized to call a special meeting, and he does not, either individually or together with other Company stockholders, meet the 80% ownership threshold for submission of a request to call such a meeting.

Section 222(a) of the DGCL and Section 2.5 of the Company's Bylaws require the notice for a special meeting of stockholders to indicate the purpose or purposes for which the special meeting is called. The Company's Board of Directors and Chairman of the Board have called the Special Meeting solely for the purpose of the stockholders voting to adopt the Merger Agreement and have not authorized the transaction of any other business at the Special Meeting other than that related to adoption of the Merger Agreement.

Moreover, unlike an annual meeting of stockholders, which under Section 211(b) of the DGCL and Section 2.1 of the Company's Bylaws can include the transaction of any other proper business in addition to the election of directors, under Section 222(a) of the DGCL and Section 2.5 of the Company's Bylaws, special meetings of stockholders are limited to the purpose or purposes for which they are called. Finally, Section 2.6 of the Company's Bylaws <u>expressly prohibits</u> any business outside of the purpose or purposes stated in the notice of a special meeting from being transacted at such meeting.

Given the requirements of Delaware law and the Company's Bylaws, only business related to the Company's stockholders voting to adopt the Merger Agreement may lawfully be transacted at the Special Meeting. The enclosed legal opinion of Morgan, Lewis & Bockius LLP supports the foregoing conclusion. Accordingly, the Proposal is not a proper subject for action at the Special Meeting under Delaware law and is, therefore, excludable under Rule 14a-8(i)(1).



The Staff has consistently agreed that, under Rule 14a-8(i)(1) (and its predecessor Rule 14a-8(c)(1)), a stockholder proposal may be omitted from proxy materials of a Delaware corporation for a special meeting of stockholders called solely for the purpose of voting on a merger agreement. See, e.g., Clayton Homes, Inc. (June 6, 2003); J.P. Morgan & Co., Incorporated (December 22, 2000); AlliedSignal Inc. (July 22, 1999); The Bendix Corporation (December 20, 1982); Trans World Corporation (September 12, 1979); Southern Airways, Inc. (November 8, 1978). In some of these letters, the Staff relied on an opinion of counsel that inclusion of the stockholder proposals in such special meeting proxy materials would be inconsistent with Sections 211(d) and 222(a) of the DGCL and the company's bylaws even where it was not clear that the company's bylaws expressly prohibited the transaction of other business at the special meeting. Here, the Company's position is even stronger since its Bylaws expressly prohibit the transaction of such additional business at the Special Meeting.

Consistent with this precedent, we respectfully request the Staff's concurrence that it will not recommend enforcement action to the Commission if the Company omits the Proposal from the Special Meeting Proxy Materials under Rule 14a-8(i)(1). As noted above, in the event that the Company holds an annual meeting in 2010, it will consider the Proposal for inclusion in the proxy materials for such annual meeting.

* * * * *

We would very much appreciate a timely response to this no-action request so as not to delay the Company's printing and mailing of the definitive Special Meeting Proxy Materials. If you have any questions or require additional information concerning this matter, please feel free to contact me at (817) 885-2215.

Sincerely,

Kathy L. Cox by [signature]

Kathy L. Cox
Vice President and Associate
General Counsel

Enclosures

cc: Gerald R. Armstrong (w/encls.)

*** FISMA & OMB Memorandum M-07-16 ***

December 16, 2009

XTO ENERGY INC.
Attention: Corporate Secretary
810 Houston Street
Fort Worth, Texas 76102

Greetings

Pursuant to Rule 14a-8 of the Securities and Exchange Commission, this letter is formal notice to the management of XTO ENERGY INC., at the coming annual meeting in 2010, or any special meeting of shareholders held prior to that meeting, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 1,275.7522 shares, an amount which may increase with any future dividend payments that are reinvested, and are shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I am aware of the reported merger into Exxon Mobil Corporation and believe that this proposal should be considered by the Board of Directors because no vote has been taken upon such merger.

I will be pleased to withdraw the resolution if the Board adopts a policy I deem suitable to fullfill the purpose of the proposal.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong
*** FISMA & OMB Memorandum M-07-16 ***
; together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"



Gerald R. Armstrong, $hareholder

Express Mail No. EH 801782668 US

RESOLUTION

That the shareholders of XTO ENERGY INC. request its Board of Directors to adopt a policy providing shareholders the opportunity at each annual meeting, to vote on an advisory resolution, prepared by management, to ratify the compensation of the named-executive officers listed in the proxy statement's Summary Compensation Table.

The proposal submitted to shareholders should clearly state that the vote is non-binding and would not affect any compensation paid or awarded any named-executive officer.

STATEMENT

As a shareholder, I am concerned about the levels of compensation afforded our top management and members of the Board of Directors who are to be independent.

The following table summarizes compensation paid our executives:

	2008	2007	2005
Bob Simpson	$ 65,470,873	$ 47,412,580	$ 44,654,187
Keith Hutton	29,722,889	11,796,439	10,064,863
Vaughn Vennerberg	22,571,933	9,685,124	8,457,958
Louis Baldwin	9,085,262	4,832,780	6,132,130
Timothy Petrus	8,276,291	4,766,131	
Steffen Palko			22,501,045

During 2008, the non-employee Directors were compensated an average of $929,264.33 which includes the use of corporate aircraft. These are among the highest paid in our country and leads one to ask how can anyone being compensated this much be "independent."

An additional amount of $6,800,000 was paid for a conditional pledge to Baylor University in honor of XTO's chairman.

The proxy statement notes there is no independent compensation consultant but the compensation committee studies the compensation of eight other energy corporations.

Jerry Levin, former CEO of Time Warner has stated, "I think it is time to relook at exactly how CEO's are paid." He blasted the use of comparing compensation of peers in making compensation decisions based on what "another CEO who may not be worth the $10,000,000. he or she is getting."

The executive compensation feast not only includes entrees of a salary and bonus, but adds appetizers, hors d'oeuvres, and desserts which include:

--Stock Options
--Stock Awards
--Supplemental Retirement Benefits
--Deferred Compensaton Plan
--Income tax reimbursements
--Insurance premiums

--401K Plan Contributions
--Use of Company Aircraft
--Car allowance (average $46,948 annually)
--Vehicle expenses
--Tax Preparation ($175,800 for chairman)
--Club Dues
--Company tickets

And, our chairman gets a "golden parachute" of $170,779,714 and a $3,000,000 "golden coffin."

Nell Minow of The Corporate Library states, "If the board can't get the executive compensation right, it's been shown it won't get anything else right either."

The proponent believes that "enough is enough" and that at XTO "enough has become too much" and would like to vote on this issue. If you agree, please vote "FOR" this proposal.



1934 Act Section 14(a)
Rule 14a-8(i)(1)

February 4, 2010

<u>BY HAND</u>

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: <u>XTO Energy Inc.: Omission of Stockholder Proposal of Gerald R. Armstrong</u>

Ladies and Gentlemen:

On behalf of XTO Energy Inc., a Delaware corporation (the "Company"), we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits from its proxy statement and form of proxy (the "Special Meeting Proxy Materials"), for its upcoming special meeting of stockholders (the "Special Meeting") to be held for the sole purpose of the Company's stockholders voting on the merger (the "Merger") of the Company and Exxon Mobil Corporation, a stockholder proposal and statement of support (the "Proposal") submitted to the Company by Gerald R. Armstrong (the "Proponent"). A copy of the Proposal is enclosed.

We also have enclosed, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, five additional copies of this letter and the Proposal, and six copies of a legal opinion of Morgan, Lewis & Bockius LLP, special counsel to the Company. We are sending a copy of this letter to the Proponent as formal notice of the Company's intention to exclude the Proposal from the Special Meeting Proxy Materials.

The cover letter for the Proposal, received by the Company on December 17, 2009, submits the Proposal to the Company for consideration "at the coming annual meeting in 2010, or any special meeting of shareholders held prior to that meeting." The resolution in the Proposal reads as follows:

> That the shareholders of XTO ENERGY INC. request its Board of Directors to adopt a policy providing shareholders the opportunity at each annual meeting, to vote on an

XTO Energy Inc. • 810 Houston Street • Fort Worth, Texas 76102-6298 • (817) 870-2800 • Fax: (817) 870-1671



> advisory resolution, prepared by management, to ratify the compensation of the named-executive officers listed in the proxy statement's Summary Compensation Table.
>
> The proposal submitted to shareholders should clearly state that the vote is non-binding and would not affect any compensation paid or awarded any named-executive officer.

The Proposal may be omitted from the Special Meeting Proxy Materials under Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by the Company's stockholders at the Special Meeting under Delaware state law. The enclosed opinion from Morgan, Lewis & Bockiius LLP supports this conclusion.

Request for Waiver

The Company filed its preliminary Special Meeting Proxy Materials with the Commission on February 1, 2010. While the Company currently intends to file the definitive Special Meeting Proxy Materials as soon as reasonably practicable, the definitive Special Meeting Proxy Materials can only be filed and distributed to the Company's stockholders after completion of the Staff's review and after Exxon Mobil Corporation's registration statement on Form S-4, registering the Exxon Mobil Corporation shares to be issued in the Merger, is declared effective.

At this time, the Company anticipates that it may be filing the definitive Special Meeting Proxy Materials less than 80 days following the date of this letter. Over the last few weeks, the Company, through counsel, has attempted to negotiate with the Proponent with respect to his request that the Proposal be included in the Special Meeting Proxy Materials. After repeated attempts to reach the Proponent, counsel was finally able to discuss the matter with the Proponent on January 20, 2010. Since that time, and after repeated attempts by counsel to contact the Proponent in order to continue the discussions (including through telephone calls, faxes, and overnight mail), the Proponent has been unresponsive. Given the circumstances, including the timing of the announcement of the Merger, the Proponent's request that the Proposal be included in the Special Meeting Proxy Materials, the Company's efforts over the last few weeks to resolve this matter with the Proponent, and the uncertain timing of the Company's filing of its definitive Special Meeting Proxy Materials, we respectfully request that the Staff waive the Rule 14a-8(j) 80-day requirement in this case.



ANALYSIS

Background

On December 14, 2009, the Company and Exxon Mobil Corporation, a New Jersey corporation ("ExxonMobil"), announced that the Company, ExxonMobil, and ExxonMobil Investment Corporation, a Delaware corporation and direct wholly owned subsidiary of ExxonMobil ("Merger Sub"), had entered into a definitive Agreement and Plan of Merger, dated as of December 13, 2009 (the "Merger Agreement"). Pursuant to the Merger Agreement and subject to the conditions set forth therein, Merger Sub will merge with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of ExxonMobil.

The completion of the Merger is subject to certain conditions, including, among others, adoption of the Merger Agreement by the Company's stockholders. The Merger Agreement requires the Company to call, give notice of, convene and hold a stockholders meeting as soon as reasonably practicable "for the purpose of" obtaining such stockholder vote to adopt the Merger Agreement.

The Board of Directors of the Company has approved the Merger Agreement and recommended that the Company's stockholders adopt the Merger Agreement at the Special Meeting. The Board of Directors and the Chairman of the Board have called the Special Meeting – and the Company will notice it – for the sole purpose of Company stockholders voting to adopt the Merger Agreement. In the event that the Company holds an annual meeting of stockholders in 2010, it will consider the Proposal for inclusion in the proxy materials for such annual meeting.

The Proposal May Be Omitted From the Special Meeting Proxy Materials Under Rule 14a-8(i)(1) Because It Is Not a Proper Subject for Action at the Special Meeting Under Delaware State Law.

Under Rule 14a-8(i)(1), a stockholder proposal may be omitted from a company's proxy materials if it "is not a proper subject for action by shareholders under the laws of the jurisdiction of [the] company's organization." The Proposal is not a proper subject for action by Company stockholders at the Special Meeting under Delaware law because both Delaware law and the Company's Bylaws do not permit the Proponent to call a special meeting of stockholders, or to propose additional business for stockholder action at a special meeting duly called for a stated



purpose by others authorized to do so. In our case, the Company's Board of Directors and Chairman of the Board have called – and the Company will notice – the Special Meeting solely for the purpose of the stockholders voting to adopt the Merger Agreement, and the Company's Bylaws expressly prohibit the transaction of any business other than that noticed for the Special Meeting.

Under Section 211(d) of the Delaware General Corporation Law (the "DGCL"), special meetings of stockholders of Delaware corporations may be called by the board of directors or any other person authorized by a company's certificate of incorporation or bylaws. Under Section 2.4 of the Company's Bylaws, special meetings may be called only by the Chairman of the Board, the Chief Executive Officer or the President, or by the Board of Directors or the Secretary at the written request of holders of 80% or more of the voting power of the Company's outstanding common stock. In this case, the Proponent is not among the individuals authorized to call a special meeting, and he does not, either individually or together with other Company stockholders, meet the 80% ownership threshold for submission of a request to call such a meeting.

Section 222(a) of the DGCL and Section 2.5 of the Company's Bylaws require the notice for a special meeting of stockholders to indicate the purpose or purposes for which the special meeting is called. The Company's Board of Directors and Chairman of the Board have called the Special Meeting solely for the purpose of the stockholders voting to adopt the Merger Agreement and have not authorized the transaction of any other business at the Special Meeting other than that related to adoption of the Merger Agreement.

Moreover, unlike an annual meeting of stockholders, which under Section 211(b) of the DGCL and Section 2.1 of the Company's Bylaws can include the transaction of any other proper business in addition to the election of directors, under Section 222(a) of the DGCL and Section 2.5 of the Company's Bylaws, special meetings of stockholders are limited to the purpose or purposes for which they are called. Finally, Section 2.6 of the Company's Bylaws <u>expressly prohibits</u> any business outside of the purpose or purposes stated in the notice of a special meeting from being transacted at such meeting.

Given the requirements of Delaware law and the Company's Bylaws, only business related to the Company's stockholders voting to adopt the Merger Agreement may lawfully be transacted at the Special Meeting. The enclosed legal opinion of Morgan, Lewis & Bockius LLP supports the foregoing conclusion. Accordingly, the Proposal is not a proper subject for action at the Special Meeting under Delaware law and is, therefore, excludable under Rule 14a-8(i)(1).



The Staff has consistently agreed that, under Rule 14a-8(i)(1) (and its predecessor Rule 14a-8(c)(1)), a stockholder proposal may be omitted from proxy materials of a Delaware corporation for a special meeting of stockholders called solely for the purpose of voting on a merger agreement. See, e.g., Clayton Homes, Inc. (June 6, 2003); J.P. Morgan & Co., Incorporated (December 22, 2000); AlliedSignal Inc. (July 22, 1999); The Bendix Corporation (December 20, 1982); Trans World Corporation (September 12, 1979); Southern Airways, Inc. (November 8, 1978). In some of these letters, the Staff relied on an opinion of counsel that inclusion of the stockholder proposals in such special meeting proxy materials would be inconsistent with Sections 211(d) and 222(a) of the DGCL and the company's bylaws even where it was not clear that the company's bylaws expressly prohibited the transaction of other business at the special meeting. Here, the Company's position is even stronger since its Bylaws expressly prohibit the transaction of such additional business at the Special Meeting.

Consistent with this precedent, we respectfully request the Staff's concurrence that it will not recommend enforcement action to the Commission if the Company omits the Proposal from the Special Meeting Proxy Materials under Rule 14a-8(i)(1). As noted above, in the event that the Company holds an annual meeting in 2010, it will consider the Proposal for inclusion in the proxy materials for such annual meeting.

* * * * *

We would very much appreciate a timely response to this no-action request so as not to delay the Company's printing and mailing of the definitive Special Meeting Proxy Materials. If you have any questions or require additional information concerning this matter, please feel free to contact me at (817) 885-2215.

Sincerely,

Kathy L. Cox
Vice President and Associate
General Counsel

Enclosures

cc: Gerald R. Armstrong (w/encls.)

*** FISMA & OMB Memorandum M-07-16 ***

December 16, 2009

XTO ENERGY INC.
Attention: Corporate Secretary
810 Houston Street
Fort Worth, Texas 76102

Greetings

Pursuant to Rule 14a-8 of the Securities and Exchange Commission, this letter is formal notice to the management of XTO ENERGY INC., at the coming annual meeting in 2010, or any special meeting of shareholders held prior to that meeting, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 1,275.7522 shares, an amount which may increase with any future dividend payments that are reinvested, and are shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I am aware of the reported merger into Exxon Mobil Corporation and believe that this proposal should be considered by the Board of Directors because no vote has been taken upon such merger.

I will be pleased to withdraw the resolution if the Board adopts a policy I deem suitable to fullfill the purpose of the proposal.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong,

*** FISMA & OMB Memorandum M-07-16 *** together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"



Gerald R. Armstrong, $hareholder

Express Mail No. EH 801782668 US

RESOLUTION

That the shareholders of XTO ENERGY INC. request its Board of Directors to adopt a policy providing shareholders the opportunity at each annual meeting, to vote on an advisory resolution, prepared by management, to ratify the compensation of the named-executive officers listed in the proxy statement's Summary Compensation Table.

The proposal submitted to shareholders should clearly state that the vote is non-binding and would not affect any compensation paid or awarded any named-executive officer.

STATEMENT

As a shareholder, I am concerned about the levels of compensation afforded our top management and members of the Board of Directors who are to be independent.

The following table summarizes compensation paid our executives:

	2008	2007	2005
Bob Simpson	$ 65,470,873	$ 47,412,580	$ 44,654,187
Keith Hutton	29,722,889	11,796,439	10,064,863
Vaughn Vennerberg	22,571,933	9,685,124	8,457,958
Louis Baldwin	9,085,262	4,832,780	6,132,130
Timothy Petrus	8,276,291	4,766,131	
Steffen Palko			22,501,045

During 2008, the non-employee Directors were compensated an average of $929,264.33 which includes the use of corporate aircraft. These are among the highest paid in our country and leads one to ask how can anyone being compensated this much be "independent."

An additional amount of $6,800,000 was paid for a conditional pledge to Baylor University in honor of XTO's chairman.

The proxy statement notes there is no independent compensation consultant but the compensation committee studies the compensation of eight other energy corporations.

Jerry Levin, former CEO of Time Warner has stated, "I think it is time to relook at exactly how CEO's are paid." He blasted the use of comparing compensation of peers in making compensation decisions based on what "another CEO who may not be worth the $10,000,000. he or she is getting."

The executive compensation feast not only includes entrees of a salary and bonus, but adds appetizers, hors d'oeuvres, and desserts which include:

--Stock Options
--Stock Awards
--Supplemental Retirement Benefits
--Deferred Compensaton Plan
--Income tax reimbursements
--Insurance premiums

--401K Plan Contributions
--Use of Company Aircraft
--Car allowance (average $46,948 annually)
--Vehicle expenses
--Tax Preparation ($175,800 for chairman)
--Club Dues
--Company tickets

And, our chairman gets a "golden parachute" of $170,779,714 and a $3,000,000 "golden coffin."

Neil Minow of The Corporate Library states, "If the board can't get the executive compensation right, it's been shown it won't get anything else right either."

The proponent believes that "enough is enough" and that at XTO "enough has become too much" and would like to vote on this issue. If you agree, please vote "FOR" this proposal.

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

February 4, 2010

Board of Directors
XTO Energy Inc.
810 Houston Street,
Fort Worth, Texas 76102

Gentlemen:

We have acted as special counsel to XTO Energy Inc., a Delaware corporation (the "Company"), in connection with the stockholder proposal and supporting statement (the "Proposal"), submitted to the Company by Gerald R. Armstrong pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Proponent"), for inclusion in the Company's proxy materials for an upcoming special meeting of stockholders (the "Special Meeting"). You have requested our opinion regarding whether, in the circumstances set forth below, the Proposal is a proper subject for action by the Company's stockholders at the Special Meeting under the General Corporation Law of the State of Delaware (the "DGCL").

In connection with this opinion, we have examined originals, or copies certified or otherwise identified to our satisfaction, of

(1) the Company's Restated Certificate of Incorporation;

(2) the Company's Amended and Restated Bylaws;

(3) the Merger Agreement (defined below);

(4) resolutions of the Company's Board of Directors;

(5) the Company's preliminary proxy materials for the Special Meeting filed with the Securities and Exchange Commission (the "Commission") on February 1, 2010;

(6) the Proposal; and

(7) a draft of the Company's no-action request to the staff of the Division of Corporation Finance of the Commission (the "Staff") pertaining to omission of the Proposal.

We have also examined such other documents and records as we have deemed appropriate for purposes of this opinion. In doing so, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of the documents submitted to us as originals, the conformity to the original documents of all documents submitted to us as certified, facsimile or photostatic copies, and the authenticity of the originals of all documents submitted to us as copies.

Facts

We understand the relevant facts to be as follows:

The Company, Exxon Mobil Corporation, a New Jersey corporation ("ExxonMobil"), and ExxonMobil Investment Corporation, a Delaware corporation and direct wholly owned subsidiary of ExxonMobil ("Merger Sub"), have entered into a definitive Agreement and Plan of Merger, dated as of December 13, 2009 (the "Merger Agreement"). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company (the "Merger"), with the Company surviving as a wholly owned subsidiary of ExxonMobil.

The completion of the Merger is subject to a number of conditions, including the adoption of the Merger Agreement by the Company's stockholders. Section 6.02 of the Merger Agreement requires the Company to use its reasonable best efforts to call, give notice of, convene and hold a meeting of stockholders as soon as reasonably practicable "for the purpose of" the Company's stockholders voting to adopt the Merger Agreement.

The Board of Directors of the Company has approved the Merger Agreement and recommended that the Company's stockholders adopt it. The Company's Board of Directors and the Chairman of the Board have called – and the Company will notice – the Special Meeting for the sole purpose of the stockholders voting to adopt the Merger Agreement.

The Proponent is not an officer or director of the Company, and he does not own more than 1% of the Company's outstanding shares of common stock and has not joined in making the Proposal with any other stockholders who do. The common stock is the Company's only outstanding class of voting securities. The Proponent has not represented that he has the right to call a special meeting of Company stockholders, and has not requested that such a meeting be called for the purpose of considering the Proposal. The Proponent has, however, requested inclusion of the Proposal in the Company's proxy materials for the Special Meeting.

Discussion

Section 211(d) of the DGCL provides that "[s]pecial meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." 8 Del. C. § 211(d). The Company's Bylaws permit special meetings to be called only by the Chairman of the Board, the Chief Executive

Officer or the President, or by the Board of Directors or the Secretary at the written request of holders of 80% or more of the voting power of the Company's outstanding common stock. Section 2.4 of the Company's Bylaws provides in its entirety as follows:

> Subject to the rights of the holders of any class or series of preferred stock then outstanding, special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by law or the Certificate of Incorporation, may be called only by the Chairman of the Board, the Chief Executive Officer or the President, or by the Board of Directors or the Secretary at the written request of the holders of 80% or more of the voting power of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, acting together as a single class. Such request shall state the purpose or purposes of the proposed meeting.

Under Section 222(a) of the DGCL, the notice for a special meeting of stockholders must state "the purpose or purposes for which the meeting is called." 8 Del. C. § 222(a). The Company's Bylaws also require that the notice of a special meeting state the purpose or purposes for which such meeting was called. Section 2.5 of the Company's Bylaws provides in its entirety as follows:

> Unless otherwise required by law, notice of a special meeting, stating the place, if any, date and time of the meeting and the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote at such meeting not less than 10 or more than 60 days before the date of the meeting.

Further, the Company's Bylaws expressly prohibit the transaction of business at a special meeting of stockholders not stated in the notice for the special meeting. Section 2.6 of the Company's Bylaws provides in its entirety as follows:

> Business transacted at any special meeting of stockholders shall be limited to the purpose or purposes stated in the notice of meeting.

Under Section 211(b) of the DGCL, "[a]ny other proper business" in addition to the election of directors may be transacted at an annual meeting of stockholders. 8 Del. C. § 211(b); see Gottlieb v. McKee, 107 A.2d 240, 244 (Del. Ch. 1954) (noting that "[t]he meeting was an annual meeting of the stockholders and it was not necessary that advance notice of the proposed resolutions be set forth" (citation omitted)). Section 2.1 of the Company's Bylaws also permits the transaction at an annual meeting "of such other business as may be properly brought before the meeting."

Under Section 222(a) of the DGCL and Section 2.5 of the Company's Bylaws, however, special meetings of stockholders are limited to the purpose or purposes stated in the notice for such meeting. See Catalano v. Trans World Corporation, C.A. No. 5978, 1979 Del. Ch. LEXIS 421 (Del. Ch. Sept. 19, 1979) (holding that "it is clearly established under Delaware law that the business to be transacted at a special meeting of stockholders be limited to that noticed" (citing Vogtman v. Merchants' Mortgage & Credit Co., 178 A. 99, 104 (Del. Ch. 1935))). In addition, in this case, Section 2.6 of the Company's Bylaws explicitly reinforces that limitation, expressly prohibiting the transaction of any business at a special meeting that was not stated as a purpose of the meeting in the notice for the meeting. Accordingly, business that may otherwise be proper for action at an annual meeting may not be transacted lawfully at a special meeting if it is not included as a stated purpose in the notice for such meeting.

Section 251(c) of the DGCL requires that a merger agreement "be submitted to the stockholders of each constituent corporation at an annual or special meeting for the purpose of acting on the agreement." 8 Del. C. § 251(c). The Merger Agreement requires the Company to call, give notice of, convene and hold a stockholders meeting as soon as reasonably practicable "for the purpose of" the Company's stockholders voting to adopt the Merger Agreement. Consistent with the DGCL, the Company's Bylaws and the Merger Agreement, the Company's Board of Directors and Chairman of the Board have called – and the Company will notice – the Special Meeting solely for the purpose of the stockholders voting to adopt the Merger Agreement and have not authorized the transaction of any other business at the Special Meeting other than that related to the stockholders voting to adopt the Merger Agreement.

Lastly, it is clear that any Company actions that violate the Company's Bylaws also, as an independent matter, violate "basic concepts of corporate governance" under Delaware law. See H.F. Ahmanson & Co. v. Great Western Financial Corp., C.A. No. 15650, 1997 Del. Ch. LEXIS 55, at *9 (Del. Ch. April 25, 1997) ("Where the shareholders or directors, by adopting a by-law, command the performance of a certain act, to hold that coercive relief cannot be had to enforce that command would violate basic concepts of corporate governance.").

Because the Proponent does not have the power to call a special meeting of the Company's stockholders, and the Special Meeting has been called – and will be noticed – solely for the purpose of the Company's stockholders voting to adopt the Merger Agreement, under the DGCL and the Company's Bylaws no other business other than that related to the stockholders voting to adopt the Merger Agreement may be lawfully transacted at the Special Meeting. Based upon the foregoing, and subject to the limitations, exceptions, qualifications, and assumptions stated herein, it is therefore our opinion that the Proposal is not a proper subject under Delaware law for action by the Company's stockholders at the Special Meeting.

Our opinion is limited to the DGCL and the case law construing the provisions thereof, and we express no opinion with respect to the laws of any other state or jurisdiction. We do not assume any responsibility for updating this opinion as of any date subsequent to its date, and we assume no responsibility for advising you of any changes with respect to any matters described in this opinion that may occur subsequent to the date of this opinion or from the discovery, subsequent to the date of this opinion, of information not previously known to us.

This opinion is furnished by us solely for your benefit in connection with the matters addressed herein. We understand that you will provide a copy of this opinion letter to the Staff in connection with the Company's no-action request pursuant to Rule 14a-8 seeking the Staff's concurrence that the Proposal may be omitted from the Company's proxy materials for the Special Meeting, and we consent to your doing so. Otherwise, this opinion letter may not be used for any other purpose or relied upon by any other person or entity for any purpose whatsoever without our express written consent.

Very truly yours,

Morgan, Lewis & Bockius LLP